UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549


                              SCHEDULE 13D
                Under the Securities Exchange Act of 1934
                           (Amendment No. 1)*

                              GENSYM CORP.
                            (Name of Issuer)

                      Common Stock, $.01 Par Value
                     (Title of Class of Securities)

                                37245R107
                             (CUSIP Number)

       Austin W. Marxe, 153 East 53rd Street, New York, NY  10022

                             (212) 832-5300
              (Name, Address and Telephone Number of Person
            Authorized to Receive Notices and Communications)


                             March 16, 1999
             (Date of Event Which Requires Filing Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of S240.13d-(e), 240.13d-1(f) or 240.13d-(g), check the following box  .

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See
S240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of the cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934
("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Item 1. Security and Issuer.

   No change.

Item 2. Identity and Background.

   No change.

Item 3. Source and Amount of Funds or Other Consideration.

   No change.

Item 4. Purpose of the Transaction.

   On February 24, 1999, the Reporting Persons, as represented by David Greenhouse, furnished a letter to management of the Company for the purpose of seeking appropriate responses from such management with respect to the concerns of the Reporting Persons relating to the poor performance of the Company. In that letter, Mr. Greenhouse demanded a reconstitution of the Board of Directors of the Issuer as necessary to improve shareholders' value and to respond to the interests of shareholders.
In the absence of a satisfactory response, Special Situations Fund III, L.P. has requested a list of the Issuer's stockholders from the Issuer so that the Reporting Persons, as represented by David Greenhouse, may communicate their concerns and address appropriate action with certain of such stockholders.

   The Reporting Persons, depending upon the outcome of such communications, may or may not acquire additional Securities or take other actions. Alternatively, the Reporting Persons may determine to sell or otherwise dispose of some or all of the Securities owned by them, depending upon a continued assessment of such communications or other developments. In making any such determinations, the Reporting Persons will consider their goals and objectives, other investment opportunities available to them, as well as other factors.

   The foregoing actions may be taken by one or more of the Reporting Persons and, while currently there are no plans to do so, possibly in combination with others. The Reporting Persons may also consider whether or not other stockholders of the Company will become members of their group.

   Except as set forth herein, the Reporting Persons have no present plans or proposals to engage in any transactions involving the Issuer or the Securities of the Issuer.

Item 5. Interest in Securities of the Issuer.

   No change.

        Item 6. Contracts, Arrangements, Understandings or
Relationships with Respect to Securities of the Issuer.

   No change.

        Item 6. Material to be Filed as Exhibits.

   None.
                             SIGNATURE

   After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned hereby certifies that the information set forth in this Statement is true, complete and correct.

Dated: March 17, 1999

                            SPECIAL SITUATIONS FUND III, L.P.
                            By MGP Advisers Limited Partnership,

                                  General Partner



                            By:  /s/ David M. Greenhouse

                                 David M. Greenhouse
                                 Managing Director



                            SPECIAL SITUATIONS CAYMAN FUND, L.P.
                            By AWM Investment Company, Inc.,
                              General Partner


                            By: /s/ David M. Greenhouse

                                 David M. Greenhouse
                                 Managing Director



                            By: /s/ Austin W. Marxe


                              Austin W. Marxe, individually


                            By: /s/ David M. Greenhouse


                              David M. Greenhouse, individually